Ivy Investment Management Company

6300 Lamar Avenue

Shawnee Mission, Kansas 66202

Phone: (913) 236-2000

www.ivyfunds.com

May 23, 2013

OVERNIGHT DELIVERY AND EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ivy High Income Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-186489 and 811-22800

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ivy High Income Opportunities Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on May 28, 2013 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

IVY HIGH INCOME OPPORTUNITIES FUND

By: /s/ Mara D. Herrington

Mara D. Herrington

Vice President and Secretary

Global Markets & Investment Banking
One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

May 23, 2013

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ivy High Income Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-186489 and 811-22800

Dear Ms. Cole:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on February 6, 2013 and the Preliminary Prospectus dated April 24, 2013, began on April 24, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on May 28, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 62,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of Ivy High Income Opportunities Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on May 28, 2013 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 4 to the Registration Statement.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By: /s/ Michele A.H. Allong

Name: Michele A.H. Allong

Title: Authorized Signatory